Exhibit 99.2





## *news from*

# FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

## FINANCIAL FEDERAL CORPORATION
## DECLARES QUARTERLY DIVIDEND

NEW YORK, NY: March 7, 2005 - Financial Federal Corporation (**NYSE: FIF**) today announced that its Board of Directors has declared a quarterly dividend of $0.10 per share on its common stock. The dividend is payable on April 29, 2005 to stockholders of record at the close of business on March 28, 2005. The dividend rate is unchanged from the previous quarter.

*Financial Federal Corporation* *specializes in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For additional information, please visit us at* *www.financialfederal.com.*

CONTACT:     Steven F. Groth, Chief Financial Officer
                      (212) 599-8000